UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No)*

TransTech Services Partners Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

89388R105
(CUSIP Number)

Michael S. Emanuel, Esq.
c/o Loeb Partners Corporation
61 Broadway, New York, N.Y. 10006 (212) 483-7047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.	89388R105

1. Name of Reporting Person	Loeb Arbitrage Management, LLC

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	36,155

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	36,155

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	36,155

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.57%

14. Type of Reporting Person	IA

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CUSIP No.	89388R105

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	245,291

8. Shared Voting Power	-0-

9. Sole Dispositive Power	245,291

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	245,291

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	3.89%

14. Type of Reporting Person	PN

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CUSIP No.	89388R105

1. Name of Reporting Person	Loeb Offshore Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	30,887

8. Shared Voting Power	-0-

9. Sole Dispositive Power	30,887

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	30,887

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0. 49%

14. Type of Reporting Person	CO

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CUSIP No.	89388R105

1. Name of Reporting Person	Loeb Marathon Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	14,751

8. Shared Voting Power	-0-

9. Sole Dispositive Power	14,751

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	14,751

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.23%

14. Type of Reporting Person	CO

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CUSIP No.	89388R105

1. Name of Reporting Person	Loeb Marathon Offshore Fund, Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	9,416

8. Shared Voting Power	-0-

9. Sole Dispositive Power	9,416

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	9,416

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.15%

14. Type of Reporting Person	CO

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Item 1.	Security and Issuer

The title and class of equity security to which this Statement relates is the Common Stock (the “Common Stock”), of TransTech Services Partners Inc. The address of the Issuer’s principal executive offices is 445 Fifth Avenue, Suite 30H, New York, New York 10016.

Item 2.	Identity and Background

All entities referenced herein are located at 61 Broadway, New York, New York 10006 and are investment partnerships or investment advisors. Loeb Arbitrage Fund (“LAF”) is a New York limited partnership. Loeb Marathon Fund LP (“LMF”) is a Delaware limited partnership. Loeb Arbitrage Management LLC (“LAM”), a Delaware limited liability company and registered investment adviser, is the investment manager of LAF and LMF. LAM’s President and Chief Operating Officer is Robert E. Enslein, Jr. The other officers include Thomas L. Kempner, Chairman of the Board; Gideon J. King, Chief Executive Officer; Michael S. Emanuel, Senior Vice President and Secretary; and David S. Hampson, Chief Financial Officer. Loeb Offshore Fund, Ltd. (“LOF”) and Loeb Marathon Offshore Fund, Ltd. (“LMOF”) are each a Cayman Islands exempted company. Loeb Offshore Management, LLC (“LOM”) is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF and LMOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and LMOF and Managers of LOM. LAM and LOM jointly do business as Loeb Capital Management. Loeb Holding Corporation (“LHC”), a Maryland corporation, is the sole stockholder of LAM and LOM. Thomas L. Kempner is the President, Chief Executive Officer, director and majority stockholder of LHC. Bruce L. Lev, Norman N. Mintz and Peter A. Tcherepnine are also directors. All of the individuals named in this Item 2 are United States citizens. None of the entities or individuals named in this Item 2 have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

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Item 3.	Source and Amount of Funds or Other Compensation

Shares of Common Stock were acquired by LAF, LAM**, LOF, LMF and LMOF in margin accounts maintained with J.P. Morgan Securities Corp.

Item 4.	Purpose of Transaction

LAF, LAM**, LOF, LMF and LMOF (“Loeb”) have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	The persons reporting hereby own the following shares of Common Stock as of January 6, 2009

	Shares of Common Stock	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Loeb Arbitrage Fund	245,291	245,291	-0-	245,291	-0-
Loeb Arbitrage Management, LLC**	36,155	-0-	36,155	-0-	36,155
Loeb Offshore Fund Ltd.	30,887	30,887	-0-	30,887	-0-
Loeb Marathon Fund, LP	14,751	14,751	-0-	14,751	-0-
Loeb Marathon Offshore Fund, Ltd.	9,416	9,416	-0-	9,416	-0-

Total	336,500

The total shares of Common Stock constitute 5.3% of the 6,300,000 outstanding shares of Common Stock as reported by the Issuer.

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**Including shares of Common Stock purchased for the accounts of customers of Loeb Arbitrage Management, LLC as to which it has investment discretion.

(b)	See paragraph (a) above.

(c)	The following purchases and sales (-) of Common Stock have been made within the last sixty (60) days:
	Purchases and Sales of Common Stock
	Date	Shares	Average Price
Loeb Arbitrage Management, LLC	12/23/08	474	7.45
	12/16/08	8,707	7.47
	12/15/08	6,610	7.47
	12/10/08	1,908	7.47
	12/05/08	6,450	7.45
	12/03/08	5,805	7.468
	11/24/08	5,040	7.47
	11/21/08	757	7.47
	11/17/08	404	7.45

	Date	Shares	Average Price
Loeb Arbitrage Fund	12/23/08	4,281	7.45
	12/16/08	58,815	7.47
	12/15/08	27,313	7.47
	12/10/08	32,735	7.47
	12/05/08	42,695	7.45
	12/03/08	38,426	7.4678
	11/24/08	33,355	7.47
	11/21/08	5,003	7.47
	11/17/08	2,668	7.45

	Date	Shares	Average Price
Loeb Offshore Fund, Ltd.	12/23/08	245	7.45
	12/16/08	7,478	7.47
	12/15/08	10,720	7.47
	12/10/08	10,000	7.47
	12/05/08	855	7.45
	12/03/08	769	7.4678
	11/24/08	668	7.47
	11/21/08	99	7.47
	11/17/08	53	7.45

	Date	Shares	Average Price
Loeb Marathon Fund LP	12/15/08	3,270	7.47
	12/10/08	3,270	7.47
	11/24/08	6,676	7.47

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	11/21/08	1,001	7.47
	11/17/08	534	7.45

	Date	Shares	Average Price
Loeb Marathon Offshore Fund, Ltd.	12/15/08	2,087	7.47
	12/10/08	2,087	7.47
	11/24/08	4,261	7.47
	11/21/08	640	7.47
	11/17/08	341	7.45

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

None.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB ARBITRAGE MANAGEMENT, LLC

Date: January 6, 2009	By:_ /s/ Michael S. Emanuel
Michael S. Emanuel
Senior Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT, LLC, G.P.

Date: January 6, 2009	By:_ /s/ Michael S. Emanuel
Michael S. Emanuel
Senior Vice President

LOEB OFFSHORE FUND LTD.

Date: January 6, 2009	By:_ /s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON FUND LP
By: LOEB ARBITRAGE MANAGEMENT, LLC, G.P.

Date: January 6, 2009	By:_ /s/ Michael S. Emanuel
Michael S. Emanuel
Senior Vice President

LOEB MARATHON OFFSHORE FUND, LTD.

Date: January 6, 2009	By:_ /s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

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